UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

                    Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

                  64031N 10 8
(CUSIP Number)

                 12/31/2009
 (Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]           Rule 13d-1(b)
[     ]           Rule 13d-1(c)
[ X ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Dunlap, Michael S.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           [  ]
(b)           [  ]

3)           SEC Use Only

4)	Citizenship or Place of Organization

United States

Number of Shares	5) Sole Voting Power	8,889,819 (1) (3)
Beneficially Owned by Each	6) Shared Voting Power	8,692,642 (2) (3)
Reporting Person With:	7) Sole Dispositive Power	8,889,819 (1) (3)
	8) Shared Dispositive Power	8,692,642 (2) (3)

9) Aggregate Amount Beneficially
Owned by Each Reporting Person		17,582,461 (3)

10) Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)		[ ]

11) Percent of Class Represented by Amount in Row (9)		37.1%

12) Type of Reporting Person (See Instructions)		IN HC

(1)
Includes (i) 4,763,603 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders), which number of shares of Class B common stock reflects a distribution during 2009 from a grantor retained annuity trust (“GRAT”) established by the reporting person as discussed below; (ii) 1,701,000 shares of Class B common stock owned by the reporting person's spouse; (iii) 2,360 shares of Class A common stock held indirectly by the reporting person that were issued under the issuer’s 401(k) plan matching stock program; and (iv) 2,422,856 shares of Class A common stock.

(2)
Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc., of which the reporting person is chairman and owns 50.0% of the outstanding capital stock, (ii) 1,078,410 shares of Class B common stock held by Union Bank and Trust Company (“Union Bank”), of which the reporting person is non-executive chairman and a significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), as trustee for a GRAT established by the reporting person, which amount reflects a distribution during 2009 from the GRAT to the grantor under such GRAT of shares of Class B common stock, and (iii) 360,176 shares of Class B common stock held by Union Bank as trustee under a GRAT established by another person, which amount reflects a distribution during 2009 from the GRAT to the grantor under such GRAT of shares of Class B common stock.  Also includes shares of Class A common stock that are owned by entities that the reporting person may be deemed to control, consisting of: (a) 404,500 shares of Class A common stock owned by F&M, of which the reporting person is a director and an executive officer and owns or controls 38.4% of the outstanding voting stock, (b) 1,251,198 shares of Class A common stock held by Union Bank as trustee under several GRATs and charitable remainder unitrusts (“CRUTs”), which amount reflects distributions during 2009 from the GRATs and CRUTs to the grantors under such GRATs and CRUTs of shares of Class A common stock, (c) 2,310,654 shares of Class A common stock held by Union Bank for accounts of Angela L. Muhleisen, a sister of the reporting person, or her spouse, (d) 203,400 shares of Class A common stock held by Union Bank for a charitable foundation, (e) 30,000 shares of Class A common stock held by Union Bank for its profit sharing plan, and (f) 1,467,613 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank.  The reporting person disclaims beneficial ownership of such shares except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares.

(3)	All amounts in Items 5-9 are as of December 31, 2009.

Item 1.

(a)           Name of Issuer:

Nelnet, Inc.

(b)           Address of Issuer's Principal Executive Offices:

121 South 13th Street
Suite 201
Lincoln, Nebraska 68508

Item 2.

(a)           Name of Person Filing:

Dunlap, Michael S.

(b)	Address of Principal Business Office or, if none, Residence:

121 South 13th Street
Suite 201
Lincoln, Nebraska 68508

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

64031N 10 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:  Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:
17,582,461

(b)           Percent of class:
37.1%

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
8,889,819 (1)

(ii)	Shared power to vote or to direct the vote:
8,692,642 (2)

(iii)	Sole power to dispose or to direct the disposition of:
8,889,819 (3)

(iv)	Shared power to dispose or to direct the disposition of:
8,692,642 (4)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

(1)         See footnotes for Item 5) above.

(2)         See footnotes for Item 6) above.

(3)         See footnotes for Item 7) above.

(4)         See footnotes for Item 8) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  02/16/2010

Michael S. Dunlap

/s/ William J. Munn
Name:  William J. Munn
Title:  Attorney-in-fact*

*Pursuant to the power of attorney filed on September 6, 2005 as an exhibit to this statement and incorporated herein by reference.